FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Summary of the consolidated capital adequacy ratios, consolidated leverage ratio, and External TLAC ratios for the period ended June 30, 2024

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference (i) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-261756) of the registrant, filed with the SEC on December 20, 2021 and (ii) in the prospectus that is part of the Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 30, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

October 30, 2024

NOMURA HOLDINGS, INC.

Consolidated Regulatory Capital and Liquidity Coverage Ratios

We are pleased to report the following summary of the consolidated capital adequacy ratios, consolidated leverage ratio, and External TLAC ratios for the period ended June 30, 2024.

For further information on consolidated regulatory capital requirements applicable to Nomura Holdings, Inc. (“Nomura”), see “Item 5.B Liquidity and Capital Resources—Consolidated Regulatory Capital Requirements” in Nomura’s most recent annual report on Form 20-F filed with the Commission. The report can be accessed via Nomura’s website at:

https://www.nomuraholdings.com/investor/library/sec/

Nomura’s website does not form a part of, nor is it incorporated by reference into this news release.

The following table presents Nomura’s consolidated capital adequacy ratios, consolidated leverage ratio, and External TLAC ratios as of June 30, 2024:

Billions of yen, except ratios
June 30, 2024
Common equity Tier 1 capital	3,166.3
Tier 1 capital	3,542.6
Total capital	3,543.1
Risk-Weighted Assets
Credit risk-weighted assets	10,074.7
Market risk equivalent assets	7,249.2
Operational risk equivalent assets	2,823.3

Total risk-weighted assets	20,147.2

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	15.71%
Tier 1 capital ratio	17.58%
Consolidated capital adequacy ratio	17.58%
Consolidated Leverage Ratio	4.93%
External TLAC Ratios
Risk-weighted assets basis	32.29%
Leverage ratio exposure measure basis	9.99%

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Wealth Management, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.